IEC ELECTRONICS CORP. 2001 Annual Report

02012221

IEC...

AR/S
P.E. 9/30/01

IEC ELECTRONICS (Nasdaq:IECE) IEC Electronics Corp. provides electronics manufacturing services for a growing array of companies operating in a wide variety of industries. By partnering directly with our customers, we address and solve the unique challenges each one faces in the fast-changing electronics marketplace. Our broad-based manufacturing services, featuring leading-edge design and assembly technology, provide a diverse client base with innovative end-to-end solutions.



The Company operates a high technology, new product introduction (NPI) center in New York, and two manufacturing centers, one in New York and one in Mexico. The Company's full spectrum of services, available on either a turnkey or consignment basis, includes product design, prototype development, assembly, supply chain management, material procurement and control, manufacturing and test engineering support, statistical quality assurance and complete resource management.

IEC TOTAL SALES BY MARKET
First Six Months Fiscal 2001


Computer 2.0%
Industrial 38.0%
Telecom 57.0%
Other .5%
Medical 2.5%

IEC TOTAL SALES BY MARKET
Second Six Months Fiscal 2001


Medical 1.5%
Industrial 62.0%
Telecom 34.0%
Computer 2.5%
Other less than .5%

IEC has responded to industry change by refocusing on emerging, high-growth market segments.

IEC...
PROVIDES
A DIVERSE
CLIENT
BASE WITH
INNOVATIVE
END-TO-END
SOLUTIONS.



quality



precision





1



TO OUR SHAREHOLDERS We began fiscal 2001 with a very strong backlog of orders and a commitment to continue our efforts to diversify our customer base. In fiscal 2000, industrial customers totaled 51.4% of sales, and telecommunications customers 46.2% of sales, and our forward plan called for broadening the base of customers within these industries and increasing sales to medical electronics customers.

During the first quarter of fiscal 2001, we made very good progress with a 45% sales increase and a 56% decrease in net losses, compared to the prior quarter. We added new customers in the telecommunications sector and began negotiations with a significant new customer in the industrial segment.

During the second quarter of fiscal 2001, we achieved another 36% decrease in net losses and we crossed over into profitability during February and March. We signed a major agreement to supply electronics manufacturing services to GenRad, Inc. and, as part of our ongoing cost reduction efforts, we began the transfer of our Texas production operations to our newly expanded plant in Reynosa, Mexico. However, we also experienced a softening of sales from the telecommunications segment.

By the time we reported third quarter results, the United States had experienced a rapid downturn in the macro-economy and the collapse of the telecommunications equipment marketplace. Net sales decreased 12% compared to the prior quarter, and 33% compared to the first quarter, and we crossed back over into a net loss position for the quarter. We continued our cost reduction efforts with significant improvements in manufacturing overhead and selling, general & administrative expenses and we continued our focus on cash generation and asset management. And, we welcomed two new executives to the management team, Bill Anderson and Randall Lainhart, both of whom bring extensive experience and expertise to the Company.

The fourth quarter of fiscal 2001 was the most difficult. Sales decreased 62% compared to the prior quarter and, for the first time in fiscal 2001, we generated negative gross margin as a function of excess capacity and unabsorbed manufacturing overhead. In addition to the charges associated with discontinued production operations in Texas, taken in the third quarter, in the fourth quarter we wrote down $9.6 million of Goodwill as well as the value of our capital assets, tools and equipment to reflect fair market value. Then, on January 11, 2002, we recorded a charge against earnings as of September 30, 2001 to reflect a litigation contingency between the Company and one of its customers regarding unpaid invoices and breach of contract for which the Company is seeking approximately $7.0 million.

IEC...
PENETRATES NEW,
GROWTH-ORIENTED
MARKETS, SUCH
AS THE INDUSTRIAL
CONTROLS
AND ALTERNATIVE
ENERGY INDUSTRIES.

During these very trying times we continued to streamline our manufacturing and other overhead functions, and, as we look forward, we are committed to re-building our backlog and increasing sales in spite of the currently depressed general economy. IEC's business development activity has been enhanced under the leadership of Randall Lainhart, IEC's new Vice President of New Business Development, who brings fifteen years experience, and extensive industry contacts and relationships, that we expect will help us further diversify our customer base. We have already added new customers from the alternative power and industrial controls industries and we have begun the re-building process.

A leading factor in obtaining more industrial customers is IEC's Technology Center in Newark, New York. Under the leadership of Dr. Ronald Pratt, the Technology Center operates as a "business-within-a-business" offering New Product Introduction (NPI) services as well as design, prototype and pilot-run services to new and existing customers.

We have also entered into strategic teaming relationships with AMIRIX Systems of Halifax, Canada and a global provider of custom enclosures in order to broaden our service offerings. AMIRIX Systems, with 55 outstanding design engineers, enables IEC to significantly expand its design services (front-end) and, being teamed with an enclosures manufacturer, enables us to offer enclosure/fabrication (back-end) solutions as well, providing end-to-end manufacturing services.

We are weathering the storm and remain focused on our continuing journey as we rebuild IEC Electronics. We've significantly reduced expenses, have excellent asset management programs in place and, as our nation faces rapid changes and uncertain times, we remain confident and thankful for the steadfast support of our shareholders, customers, suppliers and employees. As a company well known for providing excellent service, we look forward to renewed growth and profitability.

Thomas W. Lovelock
President and Chief Executive Officer

4

END-TO-END SOLUTIONS START HERE IEC offers its customers comprehensive service solutions, including supply chain management, design for manufacturability and testability, plus every step of the manufacturing process from prototype to production assembly and box build.



Moreover, IEC has entered into strategic alliances with leading design engineering and enclosure companies for front-end design as well as back-end sheet metal enclosure and fabrication services...

AMIRIX SYSTEMS Our partnership with AMIRIX Systems, a design engineering firm, enables both companies to offer a portfolio of new product introduction services, including platform design, embedded software design, systems integration, accelerated design process and methodologies and technological support.

As a result, IEC engineers are positioned to expand the process to the next critical phase, ensuring that each circuit board meets manufacturability and testability requirements. At this level, IEC's Technology Center plays a prominent role, providing prototype assembly runs along with the services of the Advanced Materials Technology Laboratory. Thereafter, IEC's production facilities can ramp up for volume manufacturing, box build and distribution.

IEC is teaming up with a global provider of custom enclosures to offer customers complete back-end services. After IEC completes assembly and box build for customers, the arrangement enables us to offer sheet metal enclosure and fabrication services to complete the process.

Previously, companies would have to call on three separate suppliers for conceptual design, manufacturing and fabrication. Now, thanks to our new relationships IEC is making virtual "one-stop shopping" a reality for its electronics manufacturing customers. These strategic alliances allow IEC to offer end-to-end services, without making a large capital investment.

IEC...
MAKES
"ONE-STOP
SHOPPING"
A REALITY FOR
ITS ELECTRONICS
MANUFACTURING
CUSTOMERS.

technology



dedication



5

TECHNOLOGY TAKES US HIGHER Success in the Electronics Manufacturing Services industry is almost wholly related to the level of technological expertise that the Company can offer its customers. Each day at IEC, we endeavor to expand and improve our overall technological capability. As a result, the Company has developed one of the industry's premier technology service centers.



IEC TECHNOLOGY CENTER The IEC Technology Center, located in Newark, New York, is a dedicated, 10,000 square foot facility, which combines design engineering, process analysis through the Advanced Materials Technology Laboratory, and quick-turn prototype production through the Prototype Lab.

The mission of the Technology Center is to provide essential design-related services, including PCB and electrical design, along with high quality analysis to aid manufacturing and engineering in resolving manufacturing issues.

Over the past year, the Technology Center has also become heavily involved in new product introduction activities. By making extensive use of the Center's prototype services, customers can now obtain design validation for their latest developments while smoothing the transition from prototype to volume manufacturing. To accommodate the increasing emphasis on new products, our Prototype Lab has also been reconfigured and significantly expanded.

IEC EXPERIENCE AND FLEXIBILITY Founded in 1966, IEC has provided creative manufacturing solutions for hundreds of clients, including some of the most well known companies in the world. With manufacturing facilities in New York and Mexico, IEC brings carefully designed yet cost-effective solutions to all of our diverse and often complex markets.

No manufacturing enterprise can adequately serve its customers without embracing the highest quality standards. IEC's Six Sigma program, introduced in 1998, remains the foundation of all our customer programs from start to finish. The program's tight controls are exacted at every phase of production.

No less important is the customer-centered operating philosophy, which permeates all levels of the Company. Customers can expect a high degree of flexibility toward solving manufacturing and design problems regardless of the size of the program.

IEC... EMBRACES SIX SIGMA QUALITY STANDARDS THROUGHOUT THE COMPANY.







Through the use of common equipment and automation as well as a heavy reliance on IEC's MRP (Manufacturing Resource Planning) system, the highest levels of efficiency are guaranteed. Moreover, IEC's longstanding on-site distributor relationships with Arrow Electronics and Pioneer-Standard enable the Company to access EDI technology, accurately forecast demand and obtain upside support on non-forecast demand.

IEC's centralized supply chain management organization enables us to have corporate purchasing agreements, flexibility between IEC locations, purchasing presence worldwide and one planning system with full software compatibility throughout IEC.

IEC's mission is to achieve complete customer satisfaction at all times by meeting and often exceeding the requirements and value expectations of our customers.

8

FINANCIAL REVIEW

Management Discussion	9
Five-Year Summary	13
Market for Registrant's Common Equity and Related Stockholder Matters	13
Consolidated Statements of Operations	14
Consolidated Statements of Comprehensive Income (Loss) and Shareholders' Equity	14
Consolidated Statements of Cash Flows	15
Consolidated Balance Sheets	16
Notes to Consolidated Financial Statements	17
Report of Independent Public Accountants	24
Corporate Directory	Inside Back Cover

The information in this Management's Discussion & Analysis should be read in conjunction with the accompanying consolidated financial statements, the related Notes to Financial Statements and the Five-Year Summary of Financial Data. Forward-looking statements in this Management Discussion of Operations are qualified by the cautionary statement on the inside back cover of this Annual Report.

Overview

IEC had a challenging year in fiscal 2001 as it continued its transition from heavy reliance on customers in the personal computer industry to establishing a more diverse portfolio of customers, but focusing on telecommunications and industrial customers. During 2001, the telecommunications segment contracted dramatically and the Company suffered significant order reductions from its customers. The Company took a number of important steps in 2001, including a continued emphasis on business development from new and existing customers and establishing and completing a restructuring plan to consolidate its Texas and Mexico business operations, while significantly reducing its overhead structure to match lower revenues.

Analysis of Operations

Sales

(dollars in millions)

For Year Ended September 30,

	2001	2000	% Change	1999	% Change
Net Sales	$ 160.6	$ 204.2	(21.4)%	$ 157.5	29.7%

The 21.4% decrease in fiscal 2001 net sales compared to fiscal year 2000 was primarily due to the loss of one major customer and the significant downturn in the telecommunications and industrial sectors of the U.S. economy. Subsequent to September 30, 2001, the book-to-bill ratio has improved and is currently at 1.67. The 29.7% increase in fiscal 2000 net sales compared to fiscal year 1999 was mainly attributable to the corporate strategy to broaden its customer base while maintaining the current level of production with its larger customers. The Company's percentage of turnkey sales has remained steady. Such sales represented 96%, 97% and 95% of net sales in fiscal 2001, 2000 and 1999, respectively.

Gross (Loss) Profit and Selling and Administrative Expenses

(as a % of Net Sales)

For Year Ended September 30,

	2001	2000	1999
Gross (Loss) Profit	(2.2%)	1.8%	(3.7%)
Selling and Administrative Expenses	6.1%	6.2%	7.8%

Gross profit as a percentage of sales was (2.2%) in fiscal 2001 as compared to 1.8% in fiscal 2000. This decrease was a result of a combination of factors. The Company experienced lower overhead absorption due to underutilized capacity from lower sales volume, change of customer mix, and greater customer product complexity with requests for design changes which caused manufacturing production interruptions, restarts and increased set-up expenses, creating excess production downtime. A significant factor was a charge against inventory and receivables recorded on January 11, 2002, included in the accompanying financial statements as of September 30, 2001, to reflect litigation contingencies. Were it not for that charge, the fiscal 2001 gross profit percentage would have been 1.1%. During fiscal 2001, the Company has significantly reduced its overhead structure in an effort to match lower revenues. On an annualized basis, $14 million was removed. As a result, the breakeven level of business was almost half of the level in effect in fiscal 2000.

Gross profit as a percentage of sales increased more than 5 percentage points in fiscal 2000 compared to fiscal 1999. This increase was primarily due to an increase in demand from the Company's two largest customers who provide higher margin percentages. This increase was also due to improved fixed manufacturing overhead absorption being mitigated by increased material and direct labor costs.

Selling and administrative expenses as a percentage of sales decreased slightly to 6.1% compared to 6.2% in fiscal 2000. This minimal change during a year when revenue decreased 21% was primarily a result of concentrated efforts to better match overhead expenses with the revenue stream. In fiscal year 2000, SG&A expenses as a percentage of sales decreased from fiscal 1999's 7.8% primarily due to an increase in the sales base. Selling and administrative expenditures decreased in fiscal 2001 to $9.7 million from $12.6 million in fiscal 2000, as a result of decreases in commissions expense related to decreased net sales, and other cost-cutting measures.

Other Income and Expense

(dollars in millions)

For Year Ended September 30,

	2001	2000	1999
Interest Expense	$ 2.0	$ 2.1	$ 1.1
Other Income	-	$ 2.0	-

Interest expense decreased $131,000 to $2.0 million in fiscal 2001 from $2.1 million in fiscal 2000 due to lower interest rates throughout the year. Interest expense increased $1.0 million in fiscal 2000 from $1.1 million in fiscal 1999, due to higher borrowing levels and higher interest rates throughout the year. Other income of $2.0 million in fiscal 2000 is composed of life insurance proceeds due to the death of the former Chief Executive Officer in December, 1999.

Income Taxes

(as a % of loss before income taxes)

For Year Ended September 30,

	2001	2000	1999
Effective Tax Rate	-%	-%	(11.1%)

In fiscal 2001, the Company recorded an income tax expense relating to foreign operations in the amount of $116,000, and an income tax benefit from the receipt of a prior year state refund in the amount of $95,000. The Company has recorded no benefit from U.S. income tax for fiscal years 2001 and 2000 as a result of net losses from fiscal 1998 through 2001, and accordingly, has a full valuation allowance against its net deferred tax asset including the net operating loss carry-forward.

Restructuring Charge

(dollars in millions)

For Year Ended September 30,

	2001	2000	1999
Restructuring Charge	$ 1.4	$ (1.0)	$ 4.0

In April 2001, the Company's Board of Directors approved a restructuring plan to consolidate its Texas and Mexico business operations including reducing its cost structure and improving working capital. As part of the business-restructuring plan, the Company recorded a charge to earnings of $1.4 million in the third quarter of fiscal 2001. The charge related to facility consolidations ($1.0 million) and headcount reductions ($400,000). This restructuring plan will allow the Company to concentrate its investments, resources and management attention on lower cost, high volume production at its Mexico operations. As of September 30, 2001, a reserve balance of approximately $651,000 still remained. It is anticipated that all remaining charges against the accrual will be made during fiscal 2002. There have been no significant reallocations or re-estimates of this restructuring charge to date.

In September 1999, the Company announced its plan to close its underutilized Irish operation (Longford) and transfer some of the customers served there to its other operations in New York and Texas. Accordingly, a restructuring charge of approximately $4.0 million was recorded in the fourth quarter of fiscal 1999. The components of the charge are as follows: the write-down of assets to be disposed of to their fair market value ($1.1 million), the write-down of goodwill ($670,000), severance and employee benefits ($619,000), accrual of the remaining lease payments and related building maintenance costs ($895,000) and repayment of a grant provided by the Irish Development Agency ($681,000). In February 2000 a third party purchased from the Company certain assets of Longford and assumed the lease of the Longford facility. This resulted in a benefit of $1.0 million from the reversal of a previously established restructuring reserve which included $800,000 relating to the lease and $200,000 recovered from a guarantee which had been executed by the company from whom the assets in Ireland had been purchased. The Company recorded charges against the accrual of approximately $54,000, $2.2 million and $700,000 during fiscal 2001, 2000 and 1999, respectively. There is no remaining balance at September 30, 2001.

In October 1998, the Company closed its underutilized Alabama facility and transferred the facility's customers to the Company's other operations in New York and Texas. Accordingly, a restructuring charge of $4.7 million was recorded in the fourth quarter of fiscal 1998. The components of the charge are as follows: the write-down of assets to be disposed of to their fair market value ($2.2 million), the write-down of goodwill ($1.3 million), and severance and employee benefits ($1.2 million). The Company recorded charges against the accrual of $85,000, $200,000, and $1.6 million in fiscal 2001, 2000, and 1999, respectively. As of September

30, 2001, a reserve balance of approximately $1,440,000 still remained. Of this balance, $1.2 million relates to the write-down of assets and is included in property, plant and equipment on the Consolidated Balance Sheet. There have been no significant reallocations or re-estimates of the restructuring charges to date.

Asset Impairment Writedown

In assessing and measuring the impairment of long-lived assets, the Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the long-lived asset or identifiable intangible being tested for impairment was acquired in a purchase business combination, the goodwill that arose in that transaction is included in the asset grouping in determining whether an impairment has occurred. If some but not all of the assets acquired in that transaction are being tested, goodwill is allocated to the assets being tested for impairment based on the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Additionally, where an impairment loss is recognized for long-lived assets and identifiable intangibles where goodwill has been allocated to the asset grouping, as described immediately above, the carrying amount of the allocated goodwill is impaired (eliminated) before reducing the carrying amounts of impaired long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

With respect to the carrying amounts of goodwill remaining after the testing for impairment of long-lived assets and identifiable intangibles, including enterprise level goodwill not subject to impairment testing under SFAS No. 121, the Company assesses such carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such goodwill may not be recoverable. The Company assesses the recoverability of this goodwill by determining whether the amortization of goodwill over its remaining life can be recovered through undiscounted future operating cash flows of the acquired business. The amount of goodwill impairment, if any, is measured based on projected discounted operating cash flows compared to the carrying value of such goodwill.

During the fourth quarter of 2001, certain fixed assets and intangible assets were identified as impaired. As a result of the overall softening of the electronics manufacturing services industry and a change in the Company's business strategy, the Company does not believe that their future cash flows support the carrying value of the long-lived assets and goodwill. The current market values were compared to the net book value of the related long-lived assets with the difference representing the amount of the impairment loss. The effect of this impairment recognition totaled approximately $12.6 million, of which $9.6 million represented a write-off of goodwill and $3.0 million represented a writedown of property, plant and equipment.

During the fourth quarter of 1999, certain fixed assets were no longer in use and identified as impaired. The equipment was marketed for sale, and as such, the carrying value of these assets was written down to the estimated recoverable sales value, net of commissions, obtained from appraisals and used equipment quotations. The effect of this impairment recognition totalled approximately $400,000 and was included with depreciation expense for the year ended September 30, 1999. In fiscal 2000, $160,000 of these assets were returned to active use due to volume increases.

Liquidity and Capital Resources

As reflected in the Consolidated Statement of Cash Flows for 2001, of the $11.2 million of cash provided by operating activities, $4.0 million was used to fund investing activities, and $7.2 million was used to pay down bank debt.

Capital additions were $4.0 million in 2001 and $1.8 million in 2000. These expenditures were primarily used to upgrade the manufacturing capabilities of the Company.

As of September 30, 2001, the Company was not in compliance with certain financial covenants under its secured asset-based credit agreement. As of December 21, 2001, the Company's banks waived the non-compliance, amended certain covenants to allow the Company more flexibility and changed the expiration date of the credit agreement from January 31, 2003 to February 15, 2002. Under the terms of the amendment, the revolving credit facility component of the agreement, based on eligibility criteria for receivables and inventory, was reduced from $25 million to $5 million. Amounts borrowed are limited to 85% of qualified accounts receivable, 20% of raw materials and 30% of finished goods inventory, but in no event is the inventory borrowing base greater than $2 million. The second component consists of a $10 million three-year term loan with monthly principal installments based on a five-year amortization which began in April 2000. At September 30, 2001, $13.4 million was outstanding, consisting of $6.5 million and $6.9 million relating to the revolving credit facility and term loan, respectively, with an additional $2.1 million available under the revolving credit facility. As a result of certain changes to inventory and receivables to reflect contingencies involved in pending litigation, the Company is currently in violation of the amended agreement. Subject to resolution related to the Company's violation of the amended agreement, the availability under the revolver at December 21, 2001, under the most recent amendment was $1.6 million.

Interest on this revolving credit facility is determined at the Company's option on a LIBOR or prime rate basis, plus a margin. A facility fee is paid on the unused portion of the facility.

The credit facility contains specific affirmative and negative covenants, including, among others, the maintenance of certain financial covenants, as well as limitations on amounts available under the lines of credit relating to the borrowing base, capital expenditures, lease payments and additional debt. The more restrictive of the covenants require the Company to maintain a minimum tangible net worth, maximum debt-to-tangible net worth ratio, and a minimum earnings before interest and taxes (EBIT). As a result of certain charges to inventory and receivables recorded on January 11, 2002, included in the accompanying financial statements as of September 30, 2001, to reflect contingencies involved in pending litigation, the Company is in violation of the amended agreement. The Company is currently in discussions with other lending institutions with respect to a new credit agreement. While the Company believes it will be successful, there can be no assurance that it will meet the February 15, 2002, expiration date of the current agreement.

Since the Company's loan agreement currently expires on February 15, 2002, it has classified the entire term loan and revolver as current debt. The Company's liquidity is dependent on the ability to generate positive cash flow. Provided the Company obtains a new credit agreement by February 15, 2002, or obtains an extension of its existing credit agreement and providing it meets with substantial success in its pending litigation and meets its performance targets, management believes the Company will generate sufficient cash flows in 2002 to meet the obligations.

Impact of Inflation

The impact of inflation on the Company's operations for the last three years has been minimal due to the fact that it is able to adjust its bids to reflect any inflationary increases in cost.

New Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, ("FAS 141") "Business Combinations" and No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets." FAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. FAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill be amortized over their useful lives. FAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is before June 30, 2001. The provisions of FAS No. 142 will be effective for fiscal years beginning after December 15, 2001; however, as the Company wrote-off all goodwill during fiscal 2001, adoption of this pronouncement will have no impact on the Company.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). We will adopt this standard on October 1, 2002. Upon adoption of SFAS No. 143, the fair value of a liability for an asset retirement obligation will be recognized in the period in which it is incurred. The associated retirement costs will be capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Management does not expect the adoption of SFAS No. 143 to have a material effect on the financial results of the Company.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"). FAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". FAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company, as required, on October 1, 2002. Management is currently determining what effect, if any, FAS No. 144 will have on its financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures about Market Risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of the Company due to adverse changes in financial rates. The Company is exposed to market risk in the area of interest rates.This exposure is directly related to its Term Loan and Revolving Credit borrowings under the Credit Agreement, due to their variable interest rate pricing. Management believes that interest rate fluctuations will not have a material impact on the Company's results of operations.

(in thousands, except per share data)

For the Years Ended September 30,

	2001	2000	1999	1998[1]	1997
Income Statement Data:					
Net Sales	$ 160,638	$ 204,158	$ 157,488	$ 248,159	$ 260,686
Gross (loss) profit	$ (3,544)	$ 3,726	$ (5,766)	$ 13,640	$ 28,094
Operating (loss) income	$ (27,280)	$ (7,864)	$ (22,051)	$ (7,554)	$ 12,321
Net (loss) income	$ (29,272)	$ (8,031)	$ (20,565)	$ (6,160)	$ 6,958
Net (loss) income per common and common equivalent share:					
Basic	$ (3.83)	$ (1.06)	$ (2.72)	$ (0.82)	$ 0.93
Diluted	$ (3.83)	$ (1.06)	$ (2.72)	$ (0.82)	$ 0.91
Common and common equivalent shares:					
Basic	7,651	7,590	7,563	7,542	7,442
Diluted	7,651	7,590	7,563	7,542	7,617
Balance Sheet Data:					
Working capital	$ 1,163	$ 30,860	$ 33,424	$ 31,764	$ 34,622
Total assets	$ 38,126	$ 89,561	$ 93,919	$ 98,665	$ 152,070
Long-term debt, less current maturities	$ -	$ 15,266	$ 16,547	$ 7,138	$ 6,988
Shareholders' equity	$ 11,809	$ 41,008	$ 48,845	$ 69,568	$ 75,461

(1) The results of operations and financial position as of and for the year ended September 30, 1998, include the operations of IEC Electronics - Ireland Limited, as of the acquisition date, August 31, 1998, through September 4, 2001.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A. Market Information. The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol IECE.

The following table sets forth, for the period stated, the high and low closing sales prices for the Common Stock as reported on The Nasdaq Stock Market.

Period		Closing Sales Price High	Closing Sales Price Low
October 1, 1999	- December 31, 1999	$ 3.063	$ 1.000
January 1, 2000	- March 31, 2000	$ 3.781	$ 2.000
April 1, 2000	- June 30, 2000	$ 2.969	$ 1.500
July 1, 2000	- September 30, 2000	$ 2.875	$ 1.500
October 1, 2000	- December 31, 2000	$ 2.063	$ 0.531
January 1, 2001	- March 31, 2001	$ 2.000	$ 0.656
April 1, 2001	- June 30, 2001	$ 1.440	$ 1.063
July 1, 2001	- September 30, 2001	$ 1.200	$ 0.520

The closing price of the Company's Common Stock on The Nasdaq Stock Market on January 11, 2002, was $0.68 per share.

B. Holders. As of January 11, 2002, there were approximately 134 holders of record of the Company's Common Stock.

C. Dividends. The Company did not pay any dividends on its Common Stock during the fiscal years ended September 30, 2001 and 2000. It is the current policy of the Board of Directors of the Company to retain earnings for use in the business of the Company. Certain financial covenants set forth in the Company's current loan agreement prohibit the Company from paying cash dividends. The Company does not plan to pay cash dividends on its Common Stock in the foreseeable future.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share and share data)

For the Years Ended September 30,	2001	2000	1999
Net sales	$ 160,638	$ 204,158	$ 157,488
Cost of sales	164,182	200,432	163,254
Gross (loss) profit	(3,544)	3,726	(5,766)
Selling and administrative expenses	9,743	12,634	12,320
Restructuring charge (benefit)	1,400	(1,044)	3,965
Asset impairment writedown	12,593	-	-
Total operating expenses	23,736	11,590	16,285
Operating loss	(27,280)	(7,864)	(22,051)
Interest expense	2,003	2,134	1,124
Other income, net	32	1,962	19
Loss before income taxes	(29,251)	(8,036)	(23,156)
Provision for (benefit from) income taxes	21	(5)	(2,591)
Net loss	$ (29,272)	$ (8,031)	$ (20,565)
Net loss per common and common equivalent share:			
Basic and diluted	$ (3.83)	$ (1.06)	$ (2.72)
Weighted average number of common and common equivalent shares outstanding:			
Basic and diluted	7,650,673	7,590,046	7,562,727

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY

(in thousands)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comp. Income (Loss)	Treasury Stock	Total Shareholders' Equity
BALANCE, September 30, 1998		$ 76	$ 38,563	$ 31,207	$ 133	$ (411)	$ 69,568
Shares issued under Directors Stock Plan		-	3	-	-	-	3
Net loss	$ (20,565)	-	-	(20,565)	-	-	(20,565)
Other comprehensive loss, currency translation adjustments	(161)	-	-	-	(161)	-	(161)
Comprehensive loss	$ (20,726)						
BALANCE, September 30, 1999		76	38,566	10,642	(28)	(411)	48,845
Executive Signing Bonus		-	(181)	-	-	200	19
Shares issued in lieu of cash to suppliers and others		-	(78)	-	-	200	122
Shares issued under Directors Stock Plan		-	25	-	-	-	25
Net loss	$ (8,031)	-	-	(8,031)	-	-	(8,031)
Other comprehensive income, currency translation adjustments	28	-	-	-	28	-	28
Comprehensive loss	$ (8,003)						
BALANCE, September 30, 2000		76	38,332	2,611	-	(11)	41,008
Shares issued under Directors Stock Plan		1	86	-	-	-	87
Net loss	$ (29,272)	-	-	(29,272)	-	-	(29,272)
Other comprehensive loss, currency translation adjustments	(14)	-	-	-	(14)	-	(14)
Comprehensive loss	$ (29,286)						
BALANCE, September 30, 2001		$ 77	$ 38,418	$ (26,661)	$ (14)	$ (11)	$ 11,809

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the Years Ended September 30,	2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (29,272)	$ (8,031)	$ (20,565)
Adjustments to reconcile net loss			
to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,267	7,546	15,145
Deferred income taxes	-	-	322
Loss (gain) on sale of fixed assets	231	18	(33)
Amortization of costs in excess of net assets acquired	324	353	400
Common stock issued under Directors Stock Plan	87	25	3
Asset impairment writedown (recovery)	12,593	(365)	2,137
Changes in operating assets and liabilities:			
(Increase) Decrease:			
Accounts receivable	12,989	(4,180)	(930)
Inventories	24,125	(5,429)	(10,687)
Income taxes receivable	-	2,966	(1,009)
Other current assets	(447)	441	(85)
Other assets	291	(284)	252
Increase (Decrease):			
Accounts payable	(14,631)	(909)	8,474
Accrued payroll and related expenses	(558)	(1,295)	17
Accrued insurance	(735)	775	(555)
Other accrued expenses	983	823	610
Net cash provided by (used in) operating activities	11,247	(7,546)	(6,504)
Cash flows from investing activities:			
Purchases of property, plant and equipment	(3,961)	(1,824)	(2,434)
Proceeds from sale of equipment	23	1,294	310
Utilization of restructuring provision for building/equipment	(40)	(116)	-
Net cash used in investing activities	(3,978)	(646)	(2,124)
Cash flows from financing activities:			
Net (decrease) increase in drafts payable	(3,266)	4,385	-
Net (repayments) borrowings under revolving credit facilities	(1,884)	824	10,600
Principal payments on long-term debt	(2,105)	(1,052)	(158)
Net cash (used in) provided by financing activities	(7,255)	4,157	10,442
Net increase (decrease) in cash and cash equivalents	14	(4,035)	1,814
Effect of exchange rate changes	(14)	28	(85)
Cash and cash equivalents, beginning of year	-	4,007	2,278
Cash and cash equivalents, end of year	$ -	$ -	$ 4,007
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,860	$ 1,996	$ 926
Income taxes, net of refunds received	$ (95)	$ (2,971)	$ (1,907)

The accompanying notes to consolidated financial statements are an integral part of these statements.

(in thousands, except share and per share data)

For the Years Ended September 30,

Assets	2001	2000
Current assets:		
Accounts receivable, net of allowance for doubtful accounts of $950 in 2001 and $614 in 2000	$ 14,926	$ 27,915
Inventories	12,032	36,157
Other current assets	522	75
Total current assets	27,480	64,147
Property, plant, and equipment, net	10,637	15,225
Other assets:		
Costs in excess of net assets acquired, net	-	9,889
Other assets	9	300
	9	10,189
	$ 38,126	$ 89,561

Liabilities and Shareholders' Equity	2001	2000
Current liabilities:		
Current portion of long-term debt	$ 13,382	$ 2,105
Accounts payable	7,398	25,295
Accrued payroll and related expenses	2,014	2,572
Accrued insurance	848	1,583
Other accrued expenses	2,675	1,732
Total current liabilities	26,317	33,287
Long-term debt	-	15,266
Commitments & contingencies (Note 10)		
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized - 500,000 shares; issued and outstanding - none	-	-
Common stock, par value $.01 per share, authorized - 50,000,000 shares; issued and outstanding - 7,692,076 and 7,626,565 shares, respectively	77	76
Additional paid-in capital	38,418	38,332
Retained (deficit) earnings	(26,661)	2,611
Accumulated other comprehensive loss - cumulative translation adjustment	(14)	-
Treasury stock, at cost - 573 shares	(11)	(11)
Total shareholders' equity	11,809	41,008
	$ 38,126	$ 89,561

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

IEC Electronics Corp. (IEC) is an independent electronics manufacturing services ("EMS") provider of complex printed circuit board assemblies and electronic products and systems. IEC offers its customers a wide range of manufacturing and management services, on either a turnkey or consignment basis, including material procurement and control, manufacturing and test engineering support, statistical quality assurance, and complete resource management.

The Company has suffered recurring net losses. As a result of these losses, the Company was in violation of certain financial covenants under its credit agreement as of September 30, 2001. On December 21, 2001, the Company's banks waived the noncompliance, amended certain covenants to allow the Company more flexibility and changed the expiration date of the credit agreement from January 31, 2003 to February 15, 2002. As a result of certain charges to inventory and receivables recorded on January 11, 2002, included in the accompanying financial statements as of September 30, 2001, to reflect contingencies involved in pending litigation, the Company is in violation of the amended agreement. The Company is currently in discussions with other lending institutions with respect to a new credit agreement. While the Company believes it will be successful, there can be no assurance that it will meet the February 15, 2002, expiration date. In addition, management has been endeavoring to increase revenues and reduce expenses in an effort to improve operating cash flow.

Consolidation

The consolidated financial statements include the accounts of IEC and its wholly-owned subsidiaries, IEC Electronics-Edinburg, Texas Inc. ("Texas") and IEC Electronics-Arab, Alabama Inc. ("Alabama"), until January 26, 2000 when each of Texas and Alabama merged into IEC; IEC Electronics-Ireland Limited ("Longford") from August 31, 1998, until September 4, 2001, when it was merged into IEC; and IEC Electronicos de Mexico from February 2001, (collectively, the "Company"). In December 1999, the Company closed its underutilized Longford operations and transferred some of the customers served there to its other operations in New York and Texas. All significant intercompany transactions and accounts have been eliminated.

Revenue Recognition

The Company recognizes revenue upon shipment of product for both turnkey and consignment contracts.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are held and managed by institutions which follow the Company's investment policy. The fair value of the Company's financial instruments approximates carrying amounts due to the relatively short maturities and variable interest rates of the instruments, which approximate current market interest rates.

Accounts Payable

Trade accounts payable include drafts payable of $1.1 million and $4.4 million at September 30, 2001, and September 30, 2000, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated over various estimated useful lives using the straight-line method.

Maintenance and repairs are charged to expense as incurred; renewals and improvements are capitalized. At the time of retirement or other disposition of property, plant, and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

Long-Lived Assets

In assessing and measuring the impairment of long-lived assets, the Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the long-lived asset or identifiable intangible being tested for impairment was acquired in a purchase business combination, the goodwill that arose in that transaction is included in the asset grouping in determining whether an impairment has occurred. If some but not all of the assets acquired in that transaction are being tested, goodwill is allocated to the assets being tested for impairment based on the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Additionally, where an impairment loss is recognized for long-lived assets and identifiable intangibles where goodwill has been allocated to the asset grouping, as described immediately above, the carrying amount of the allocated goodwill is impaired (eliminated) before reducing the carrying amounts of impaired long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

With respect to the carrying amounts of goodwill remaining after the testing for impairment of long-lived assets and identifiable intangibles, including enterprise level goodwill not subject to impairment testing under SFAS No. 121, the Company assesses such carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such goodwill may not be recoverable. The Company assesses the recoverability of this goodwill by determining whether the amortization of goodwill over its remaining life can be recovered through undiscounted future operating cash flows of the acquired business. The amount of goodwill impairment, if any, is measured based on projected discounted operating cash flows compared to the carrying value of such goodwill.

During the fourth quarter of 2001, certain fixed assets and intangible assets were identified as impaired. As a result of the overall softening of the electronics manufacturing services industry and a change in the Company's business strategy, the Company does not believe that their future cash flows support the carrying value of the long-lived assets and goodwill. The current market values were compared to the net book value of the related long-lived assets with the difference representing the amount of the impairment loss. The effect of this impairment recognition totaled approximately $12.6 million, of which $9.6 million represented a write-off of goodwill and $3.0 million represented a writedown of property, plant and equipment.

During the fourth quarter of 1999, certain fixed assets were no longer in use and identified as impaired. The equipment was marketed for sale, and as such, the carrying value of these assets was written down to the estimated recoverable sales value, net of commissions, obtained from appraisals and used equipment quotations. The effect of this impairment recognition totalled approximately $400,000 and was included with depreciation expense for the year ended September 30, 1999. In fiscal 2000, $160,000 of these assets were returned to active use due to volume increases.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value.

Current Assets and Liabilities - The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.

Debt - The fair value of the Company's debt is estimated based upon the quoted market prices for the same or similar issues which approximates its carrying amount.

Costs in Excess of Net Assets Acquired

Costs in excess of net assets acquired of $14.1 million were being amortized on a straight-line basis over 40 years. The balance is presented net of accumulated amortization of $4.3 million at September 30, 2000. Amortization of $324,000, $353,000, and $400,000 was charged against operations for the years ended September 30, 2001, 2000, and 1999, respectively.

Net goodwill in the amount of $9.6 million, related to the Newark operations was written off in fiscal 2001. The write-off of net goodwill in the amount of $670,000, related to the Longford operations was charged to the restructuring reserve in fiscal 1999. The write-off of net goodwill of approximately $1.3 million during fiscal 1998 related to the Alabama facility and was charged to the restructuring reserve. See Note 2.

Net Loss per Common and Common Equivalent Share

(in thousands, except per share and share data)

Year-Ended	(Loss) (Numerator)	Shares (Denominator)	Per Share Amount
September 30, 2001			
Basic and diluted EPS			
Loss available to			
common shareholders	$ (29,272)	7,650,673	$ (3.83)
September 30, 2000			
Basic and diluted EPS			
Loss available to			
common shareholders	$ (8,031)	7,590,046	$ (1.06)
September 30, 1999			
Basic and diluted EPS			
Loss available to			
common shareholders	$ (20,565)	7,562,727	$ (2.72)

Basic EPS was computed by dividing reported earnings available to common shareholders by weighted-average common shares outstanding during the year.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary are translated based on the current exchange rate at the end of the period for the balance sheet and weighted-average rate for the period for the statement of operations. Translation adjustments are recorded as a separate component of equity. Transaction gains or losses are included in operations.

Comprehensive Income

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the statements of comprehensive income (loss) and shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, ("FAS 141") "Business Combinations" and No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets." FAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. FAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill be amortized over their useful lives. FAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is before June 30, 2001. The provisions of FAS No. 142 will be effective for fiscal years beginning after

December 15, 2001; however, as the Company wrote-off all goodwill during fiscal 2001, adoption of this pronouncement will have no impact on the Company.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). We will adopt this standard on October 1, 2002. Upon adoption of SFAS No. 143, the fair value of a liability for an asset retirement obligation will be recognized in the period in which it is incurred. The associated retirement costs will be capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Management does not expect the adoption of SFAS No. 143 to have a material effect on the financial results of the Company.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"). FAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". FAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company, as required, on October 1, 2002. Management is currently determining what effect, if any, FAS No. 144 will have on its financial position and results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

2. RESTRUCTURING

In April 2001, the Company's Board of Directors approved a restructuring plan to consolidate its Texas and Mexico business operations including reducing its cost structure and improving working capital. As part of the business-restructuring plan, the Company recorded a charge to earnings of $1.4 million in the third quarter of fiscal 2001. The charge related to facility consolidations ($1.0 million) and headcount reductions ($400,000). This restructuring plan will allow the Company to concentrate its investments, resources and management attention on lower cost, high volume production at its Mexico operations. As of September 30, 2001, a reserve balance of approximately $651,000 still remained. It is anticipated that all remaining charges against the accrual will be made during fiscal 2002. There have been no significant reallocations or re-estimates of this restructuring charge to date.

In September 1999, the Company announced its plan to close its underutilized Longford operations and transfer some of the customers served there to its other operations in New York and Texas. Accordingly, a restructuring charge of approximately $4.0 million was recorded in the fourth quarter of fiscal 1999. The components of the charge are as follows: the write-down of assets to be disposed of to their fair market value ($1.1 million), the write-down of goodwill ($670,000), severance and employee benefits ($619,000), accrual of the remaining lease payments and related building maintenance costs ($895,000), and repayment of a grant provided by the Irish Development Agency ($681,000). In February 2000, a third party purchased from the Company certain assets of Longford and assumed the lease of the Longford facility. This resulted in a benefit of $1.0 million from the reversal of a previously established restructuring reserve which included $800,000 relating to the lease and $200,000 recovered from a guarantee which had been executed by the company from whom the assets in Longford had been purchased. The Company recorded charges against the accrual of approximately $54,000, $2.2 million and $700,000 during fiscal 2001, 2000 and 1999, respectively. There is no remaining balance at September 30, 2001.

In August 1998, the Company announced its plan to close its underutilized Alabama facility and transferred the facility's customers to the Company's other operations in New York and Texas. Accordingly, a restructuring charge of $4.7 million was recorded in the fourth quarter of fiscal 1998. The components of the charge are as follows: the write-down of assets to be disposed of to their fair market value ($2.2 million), the write-down of goodwill ($1.3 million), and severance and employee benefits ($1.2 million). The Company recorded charges against the accrual of $85,000, $200,000, and $1.6 million in fiscal 2001, 2000, and 1999, respectively. As of September 30, 2001, a reserve balance of approximately $1,440,000 still remained. Of this balance, $1.2 million relates to the write-down of assets and is included in property, plant and equipment on the Consolidated Balance Sheet. There have been no significant reallocations or re-estimates of the restructuring charges to date.

3. INVENTORIES

The major classifications of inventories are as follows at September 30:
(in thousands)

	2001	2000
Raw materials	$ 7,280	$ 23,331
Work-in-process	4,034	8,418
Finished goods	718	4,408
	$ 12,032	$ 36,157

4. PROPERTY, PLANT, AND EQUIPMENT

The major classifications of property, plant, and equipment are as follows at September 30:
(in thousands)

	2001	2000
Land and land improvements	$ 1,102	$ 1,140
Buildings and improvements	9,975	9,694
Machinery and Equipment	62,933	63,811
Furniture and fixtures	6,552	6,621
	$ 80,562	$ 81,266
Less- Accumulated depreciation and amortization	(69,925)	(66,041)
	$ 10,637	$ 15,225

Depreciation and amortization was $5.3 million, $7.5 million, and $15.1 million for the years ended September 30, 2001, 2000 and 1999, respectively.

Included in property, plant and equipment are land and land improvements with a net book value of approximately $300,000, and buildings and improvements with a net book value of approximately $2.9 million which are currently available for sale.

During the fourth quarter of 1999, the Company completed a review of its fixed asset lives and, in turn, shortened the estimated lives of certain categories of equipment, effective July 1, 1999. The change in estimate was based on the following: the downsizing of the business; the loss of certain "large run" customers which have forced the Company to utilize a quick change-over mentality; and changing technology, therefore obsoleting production equipment more quickly. The effect of this change in estimate increased depreciation for the year ended September 30, 1999 by approximately $4.7 million.

The principal depreciation and amortization lives used are as follows:

Description	Estimated Useful Lives
Land improvements	10 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years

5. LONG-TERM DEBT

Long-term debt consists of the following at September 30:
(in thousands)

	2001	2000
Senior debt facility	$ 13,382	$ 17,371
Less- current portion	13,382	2,105
	$ -	$ 15,266

As of September 30, 2001, the Company was not in compliance with certain financial covenants under its secured asset-based credit agreement. As of December 21, 2001, the Company's banks waived the non-compliance, amended certain covenants to allow the Company more flexibility and changed the expiration date of the credit agreement from January 31, 2003 to February 15, 2002. Under the terms of the amendment, the revolving credit facility component of the agreement, based on eligibility criteria for receivables and inventory, was reduced from $25 million to $5 million. Amounts borrowed are limited to 85% of qualified accounts receivable, 20% of raw materials and 30% of finished goods inventory, but in no event is the inventory borrowing base greater than $2 million. The second component consists of a $10 million three-year term loan with monthly principal installments based on a five-year amortization which began in April 2000. At September 30, 2001, $13.4 million was outstanding, consisting of $6.5 million and $6.9 million relating to the revolving credit facility and term loan, respectively, with an additional $2.1 million available under the revolving credit facility. As a result of certain changes to inventory and receivables to reflect contingencies involved in pending litigation, the Company is currently in violation of the amended agreement. Subject to resolution related to the Company's violation of the amended agreement, the availability under the revolver at December 21, 2001, under the most recent amendment was $1.6 million.

The Company is required to make an election to select either the prime rate or LIBOR, as the basis for the interest rate calculation, any change in election is subject to the terms of the credit agreement.

The interest rate on the revolving credit facility is calculated based on the Company's debt-to-worth ratio as defined in the credit facility agreement. Accordingly, the interest rate will range from a minimum of prime rate or LIBOR plus 185 basis points to a maximum of prime rate plus 0.75 percent or LIBOR plus 350 basis points. Based on the Company's debt-to-worth ratio at September 30, 2001, the interest rate on the revolving credit facility is 6.65 percent.

The interest rate on the term note is calculated based on the Company's debt-to-worth ratio as defined in the credit facility agreement. Accordingly, the interest rate will range from a minimum of prime rate plus 0.125 percent or LIBOR plus 200 basis points to a maximum of prime rate plus 1.00 percent or LIBOR plus 375 basis points. Based on the Company's debt-to-worth ratio at September 30, 2001, the interest rate on the term loan is 6.96 percent.

As of February 1, 2002, the interest rates will increase by 0.25 percent for both the prime and LIBOR rates.

The credit facility contains specific affirmative and negative covenants, including, among others, the maintenance of certain financial covenants, as well as limitations on amounts available under the lines of credit relating to the borrowing base, capital expenditures, lease payments and additional debt. The more restrictive of the covenants require the Company to maintain a minimum tangible net worth, maximum debt-to-tangible net worth ratio, and a minimum earnings before interest and taxes (EBIT). As a result of certain charges to inventory and receivables recorded on January 11, 2002, included in the accompanying financial statements as of September 30, 2001, to reflect contingencies involved in pending litigation, the Company is in violation of the amended agreement. The Company is currently in discussions with other lending institutions with respect to a new credit agreement. While the Company believes it will be successful, there can be no assurance that it will meet the February 15, 2002, expiration date of the current agreement.

Since the Company's loan agreement currently expires on February 15, 2002, it has classified the entire term loan and revolver as current debt. The Company's liquidity is dependent on the ability to generate positive cash flow. Provided the Company obtains a new credit agreement by February 15, 2002, or obtains an extension of its existing credit agreement and providing it meets with substantial success in its pending litigation and meets its performance targets, management believes the Company will generate sufficient cash flows in 2002 to meet the obligations.

6. LIFE INSURANCE PROCEEDS

The Company's former President and Chief Executive Officer died suddenly on December 11, 1999. In the second quarter of fiscal 2000, the Company received non-taxable income from insurance proceeds of approximately $2.0 million, which is included in other income.

7. INCOME TAXES

The provision for (benefit from) income taxes in fiscal 2001, 2000 and 1999 is summarized as follows:

(in thousands)

	2001	2000	1999
Current			
Federal	$ -	$ -	$ (3,083)
State/Other	21	(5)	170
Deferred	-	-	322
Provision for (benefit from) income taxes, net	$ 21	$ (5)	$ (2,591)

The components of the deferred tax asset (liability) at September 30 are as follows:

(in thousands)

	2001	2000
Net operating loss and AMT credit carryovers	$ 8,167	$ 6,747
Asset impairment loss	1,030	-
Accelerated depreciation	(1,255)	(1,750)
New York state investment tax credits	3,435	3,300
Compensated absences	293	350
Inventories	3,609	1,463
Receivables	323	132
Restructuring reserve	711	518
Other	41	41
	16,354	10,801
Valuation allowance	(16,354)	(10,801)
	$ -	$ -

A full valuation allowance has been established against the net deferred tax asset due to recent losses and tax carryback limitations. The Company has a net operating loss carryforward of $23.3 million (expiring in years through 2021). The Company has available approximately $5.0 million in New York State investment tax credits through 2009.

The differences between the effective tax rates and the statutory federal income tax rates for fiscal years 2001, 2000 and 1999 are summarized as follows:

	2001	2000	1999
Benefit from income taxes at statutory rates	(34.0)%	(34.0)%	(34.0)%
Goodwill adjustments	14.1	1.5	0.5
Provision for state taxes,net	-	-	0.5
Life Insurance	-	(8.5)	-
Other	0.9	1.8	0.2
Valuation Allowance	19.0	39.2	21.7
	- %	- %	(11.1)%

8. SHAREHOLDERS' EQUITY

Stock-Based Compensation Plans

In November 1993, the Company adopted the 1993 Stock Option Plan (SOP) which replaced and superseded the 1989 Stock Option Plan.

Under the SOP, a total of 1,400,000 shares, inclusive of the foregoing, were reserved for key employees, officers, directors and consultants as of September 30, 2001. The option price for incentive options must be at least 100 percent of the fair market value at date of grant, or if the holder owns more than 10 percent of total common stock outstanding at the date of grant, then not less than 110 percent of the fair market value at the date of grant. Stock options issued prior to 1992 terminate 10 years from date of grant, while incentive and nonqualified stock options issued subsequent to 1991 terminate seven and five years from date of grant, respectively.

Generally, incentive stock options granted during the period between July 1995 through September 2001 vest in increments of 25 percent. Nonqualified stock options granted during fiscal year 2001, 2000 and 1999 vest in increments of 33 1/3 percent.

Changes in the status of options under the SOP at September 30, are summarized as follows:

September 30,	Shares Under Option	Weighted Average Exercise Price	Available for Grant	Exercisable
1998	652,036	10.23	656,964	338,911
Options granted	123,000	3.75		
Options exercised	-	-		
Options forfeited	(150,539)	12.48		
1999	624,497	8.38	684,503	367,372
Options granted	378,000	2.04		
Options exercised	-			
Options forfeited	(130,122)	7.39		
2000	872,375	5.78	436,625	490,917
Options granted	493,450	1.33		
Options exercised	-	-		
Options forfeited	(303,125)	7.68		
2001	1,062,700	3.17	246,300	414,226

The following table summarizes information about stock options outstanding as of September 30, 2001:

Options Outstanding

Range of Exercise Prices	Number Outstanding at September 30, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.520 to $ 1.625	462,800	6.063	$ 1.313
$ 1.688 to $ 2.500	293,000	5.744	$ 1.973
$ 3.250 to $ 3.875	60,900	4.587	$ 3.686
$ 5.000 to $ 6.250	96,500	2.082	$ 6.250
$ 7.625 to $ 9.750	145,000	1.274	$ 8.859
$10.825 to $ 16.50	4,500	1.137	$16.500
	1,062,700		

Options Exercisable

Range of Exercise Prices	Number Exercisable at September 30, 2001	Weighted Average Exercise Price
$ 0.520 to $ 1.625	40,667	$ 1.333
$ 1.688 to $ 2.500	97,834	$ 1.947
$ 3.250 to $ 3.875	30,850	$ 3.756
$ 5.000 to $ 6.250	96,500	$ 6.250
$ 7.625 to $ 9.750	145,000	$ 8.859
$10.825 to $ 16.50	3,375	$16.500
	414,226	

The weighted average fair value of options granted during fiscal 2001, 2000 and 1999 was $.97, $1.33, and $2.25, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.19 percent, 6.21 percent and 5.05 percent, for fiscal 2001, 2000 and 1999, respectively; volatility of 78.76 percent, 58.27 percent, and 53.25 percent for fiscal 2001, 2000 and 1999, respectively; and expected option life of 6.7 years for fiscal 2001 and 7 years for fiscal 2000 and 1999, respectively. The dividend yield was 0 percent. Forfeitures are recognized as they occur.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and the disclosure only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation". Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the Company recognized compensation cost based upon the fair value at the date of grant for awards under its plans consistent with the methodology prescribed by SFAS No. 123, net loss and net loss per common and common equivalent share would have been as follows for years ended September 30:

(in thousands, except per share data)

2001

	As Reported	Pro Forma
Net loss	$ (29,272)	$ (29,503)
Net loss per common and common equivalent share: Basic and diluted	$ (3.83)	$ (3.86)

2000

	As Reported	Pro Forma
Net loss	$ (8,031)	$ (8,461)
Net loss per common and common equivalent share: Basic and diluted	$ (1.06)	$ (1.11)

1999

	As Reported	Pro Forma
Net loss	$ (20,565)	$ (20,726)
Net loss per common and common equivalent share: Basic and diluted	$ (2.72)	$ (2.74)

Because the SFAS No. 123 method of accounting had not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Treasury Stock

During fiscal 2000, the Company issued 20,000 shares out of treasury for services rendered and executive signing bonus. The treasury balance is 573 shares with a book value of $11,000.

9. MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of a significant credit risk consist primarily of cash, cash equivalents, and trade accounts receivable. The Company has concentrations of credit risk due to sales to its major customers.

The Company's revenues are derived primarily from sales to North American customers in the industrial and telecommunications industries and are concentrated among specific companies. For the fiscal year ended September 30, 2001, five customers accounted for 13 percent, 12 percent, 11 percent, 11 percent and 10 percent of the Company's net sales. For the fiscal year ended September 30, 2000, three customers accounted for 35 percent, 16 percent and 11 percent of the Company's net sales. For the fiscal year ended September 30, 1999, three customers accounted for 23 percent, 18 percent and 10 percent of the Company's net sales.

At September 30, 2001, amounts due from three customers represented 26 percent, 16 percent and 15 percent of trade accounts receivable. At September 30, 2000, amounts due from three customers represented 23 percent, 22 percent and 13 percent of trade accounts receivable. The Company performs ongoing credit evaluations of its customers' financial positions and generally does not require collateral.

Sales to foreign source customers (primarily in Europe) totaled approximately 3 percent, 7 percent, and 15 percent of total net sales in fiscal years 2001, 2000 and 1999, respectively.

10. COMMITMENTS AND CONTINGENCIES

Lease Commitments

In December, 1998, the Company entered into a Shelter Services Agreement with a Texas Limited Partnership and its Mexican corporate subsidiary which leased 50,000 square feet in a newly constructed industrial park in Reynosa, Mexico. This Maquiladora facility thereafter commenced manufacturing printed circuit board assemblies and wire harnesses, and began shipping in April 1999 as IEC Electronicos de Mexico.

Effective February 1, 2001, the Company terminated the Shelter Services Agreement and exercised its option to acquire the Mexican subsidiary of the Texas Limited Partnership for one U.S. dollar ($1.00). On March 28, 2001, the subsidiary, now wholly owned by the Company, executed a new five-year lease agreement with a five-year renewal option combining the original 50,000 square feet with an additional 62,000 square feet at the Reynosa facility. Effective May 1, 2001, the Mexican subsidiary, IEC Electronicos de Mexico, S. De R.L. De C.V. occupied the entire 112,000 square foot facility.

Rental expense for the Mexico facility was $465,000 and $312,000 for fiscal 2001 and 2000, respectively.

As of September 30, 2001, the Company was obligated under non-cancelable operating leases, primarily for office equipment. These leases generally contain rental options and provisions for payment of the lease for executory costs (taxes, maintenance and insurance). Rental expenses on equipment was $255,000 and $25,000 for fiscal 2001 and 2000, respectively.

The following is a schedule of future minimum payments:
(in thousands)

Year	Mexico Facility	Office Equipment	Total
2002	$ 659	$ 38	$ 697
2003	659	26	685
2004	659	23	682
2005	659	23	682
2006	384	9	393
	$ 3,020	$ 119	$ 3,139

Litigation

The Company is from time to time subject to routine legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

On November 16, 2001, the Company commenced an action in New York State Supreme Court against Acterna Corporation. The complaint asserts claims for unpaid invoices and breach of contract for which the Company seeks approximately $7.0 million. The defendant's answer was served on January 8, 2002 and consists of a general denial and various affirmative defenses. The Company is in the process of moving for summary judgment and will prosecute the action vigorously, as management believes its case to be meritorious and regards the answer as a delaying tactic.

On October 4, 2001, the Company commenced an action against ID Systems, Inc. seeking approximately $177,000 for unpaid invoices and breach of contract. An answer was served on December 14, 2001, denying the Company's claims and asserting counterclaims totaling $950,000. The Company believes its case to be meritorious and will vigorously prosecute the action.

11. RETIREMENT PLAN

The Company has a retirement savings plan, established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is for the exclusive benefit of its eligible employees and beneficiaries. Eligible employees may elect to contribute a portion of their compensation each year to the plan. Effective June 1, 1998, The Board of Directors approved a change in the employer match from 33 percent of the amount contributed by participant to 100 percent of the first 3 percent of employee contributions, and 50 percent of the next 3 percent of employee contributions. The matching Company contributions were approximately $623,000, $792,000 and $744,000 for the years ended September 30, 2001, 2000 and 1999, respectively. The plan also allows the Company to make an annual discretionary contribution determined by the Board of Directors. There were no discretionary contributions for fiscal 2001, 2000, or 1999.

12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
YEAR ENDED SEPTEMBER 30,2001:				
Net sales	$ 59,655	$ 45,592	$ 40,032	$ 15,359
Gross profit (loss)	1,769	2,471	1,135	(8,919)
Net loss	(1,525)	(957)	(3,209)	(23,581)
Net loss per common and common equivalent share:				
Basic and diluted	(0.20)	(0.13)	(0.42)	(3.08)
YEAR ENDED SEPTEMBER 30,2000:				
Net sales	$ 43,770	$ 64,338	$ 54,694	$ 41,356
Gross profit	29	2,367	703	627
Net loss	(1,223)	(606)	(2,813)	(3,389)
Net loss per common and common equivalent share:				
Basic and diluted	(0.16)	(0.08)	(0.37)	(0.45)

To IEC Electronics Corp.:

We have audited the accompanying consolidated balance sheets of IEC Electronics Corp. (a Delaware corporation) and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss) and shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IEC Electronics Corp. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and its debt is due on February 15, 2002, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Arthur Andersen LLP

Rochester, New York,
November 16, 2001
(except with respect to the matter discussed in
Notes 1 and 5, as to which the date is January 11, 2002)

BOARD OF DIRECTORS

David J. Beaubien
Director and Chairman of Yankee Environmental Systems, Inc.

W. Barry Gilbert
Chairman of the Board
Private Investor
Retired President
Thermal Management Group of Bowthorpe Plc. of Crawley, West Sussex, England

Robert P.B. Kidd
Retired President
Blue Water Insurance, Inc.

Thomas W. Lovelock
President and Chief Executive Officer of the Company

Eben S. Moulton
President
Seacoast Capital Corporation

Dermott O'Flanagan
Private Investor
Former President
Dovatron International

James C. Rowe
President
Rowe and Company LLC

Russell E. Stingel
Past Chairman of the Board, President and Chief Executive Officer of the Company

Justin L. Vigdor
Partner
Boylan, Brown, Code, Vigdor & Wilson, LLP

Visit us at www.iec-electronics.com

OFFICERS

W. Barry Gilbert
Chairman of the Board

Thomas W. Lovelock
President and
Chief Executive Officer

Richard L. Weiss
Vice President and
Chief Financial Officer, Treasurer

Martin S. Weingarten
Corporate Secretary

William A. Nabors
Vice President
and General Manager
Texas/Mexico Operations

Bill R. Anderson
Vice President
and General Manager
Newark Operations

Randall C. Lainhart
Vice President
New Business Development

Cautionary Statement/10-K Reports
In an effort to give investors a well-rounded view of trends and future opportunities, this report includes several forward-looking statements. Caution is advised in assessing these as they necessarily involve substantial uncertainty. Our 10-K report discusses these risks in greater detail including sections on timing of orders and shipments, availability of materials, product mix and general market conditions. 10-K reports are readily available on-line at www.sec.gov or by writing Richard Weiss, Chief Financial Officer.

IEC Electronics Corp.
P.O. Box 271
105 Norton Street
Newark, NY 14513-0271
Telephone: (315) 331-7742

INVESTOR INFORMATION

Annual Meeting
9:00 a.m., February 27, 2002 at HSBC
One HSBC Plaza, Rochester, NY

Change of Address, Lost Certificates and Ownership Transfers
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
-or-
85 Challenger Road
Ridgefield, NJ 07660
Telephone: (800) 851-9677
TDD For Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders: (201) 329-8354
www.melloninvestor.com

Stock Market
Shares trade on The Nasdaq Stock Market under the symbol IECE.

Independent Accountants
Arthur Andersen LLP
100 Chestnut Street, Suite 1500
Rochester, NY 14604-2494

Legal Counsel
Boylan, Brown, Code, Vigdor & Wilson, LLP
2400 Chase Square
Rochester, NY 14604-1915

Investor Relations
Martin E. Janis & Company, Inc.
919 North Michigan Ave.
Chicago, IL 60611
- or -
Richard L. Weiss
Chief Financial Officer

IEC Electronics Corp.
105 Norton Street
Newark, NY 14513-0271
315.331.7742

IEC electronics corp.